UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-13814

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp

194 West Main Street

Cortland, Ohio 44410

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDITED

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of The Cortland Savings and Banking Company 401(k) Plan

Cortland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking Company 401(k) Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of The Cortland Savings and Banking Company 401(k) Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Cortland Savings and Banking Company 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The Cortland Savings and Banking Company 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of The Cortland Savings and Banking Company 401(k) Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ S.R. SNODGRASS, P.C.

Wexford, Pennsylvania
June 21, 2016

The Cortland Savings and Banking Company 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Investments at fair value	$11,314,178	$11,074,278
Notes receivable from participants	256,093	290,610

NET ASSETS AVAILABLE FOR BENEFITS	$11,570,271	$11,364,888

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2015 and 2014

	For the Years Ended December 31,
	2015	2014
ADDITIONS
Investment income:

Net (depreciation) appreciation in the fair value of investments	$(212,243)	$685,762
Interest and dividend income	466,082	417,404

Total investment income	253,839	1,103,166

Interest income on notes receivable from participants	11,940	11,602
Other income	16,385	—

Contributions:
Employee	490,070	442,679
Employer	306,972	284,273
Rollovers	86,171	65,263

Total contributions	883,213	792,215

Total additions	1,165,377	1,906,983

DEDUCTIONS
Distributions to participants	951,390	944,539
Administrative expense	8,604	9,868

Total deductions	959,994	954,407

NET INCREASE	205,383	952,576

Net Assets Available For Benefits Beginning of Year	11,364,888	10,412,312

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$11,570,271	$11,364,888

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cortland Bancorp (the Company) and the Cortland Savings and Banking Company (the Bank). Full-time and part-time employees who are 18 years of age or older and are not considered seasonal employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of the Company is responsible for oversight of the Plan. The Compensation and Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions

Participants may make salary deferral contributions at their discretion of annual compensation. Participant contributions may not exceed the dollar limit set by law, which was $18,000 and $17,500 for the years ended 2015 and 2014, respectively. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors of the Company, for which there were none of these in 2015 and 2014. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $6,000 and $5,500 for the years ended 2015 and 2014, respectively.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s vested account.

Separate Investment Options

Each participant may direct contributions and earnings to be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of dollars and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 – DESCRIPTION OF PLAN (continued)

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.00%. Rates are indexed using the Wall Street Journal Prime plus 1% fixed at inception. Principal and interest are paid ratably through payroll deductions for active employees. Inactive participants with outstanding loan balances have the option to make payment-in-full through the Voya participant website.

NOTE 2 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts is determined by prices quoted on the OTCQX Marketplace. Valuation methods are reviewed and approved by the Compensation and Benefits Committee.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded as distributions when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Audit and administrative fees are paid directly by the Bank. Such costs amounted to $21,448 and $20,235 for the years ended December 31, 2015 and 2014, respectively.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 – ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2015, FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” The guidance removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. The Plan adopted ASU 2015-07 for the 2015 plan year. The impact of adopting this Update is reflected in Note 7.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” Part I of the guidance designates contract value as the only required measure for direct investments in fully benefit-responsive contracts. Part II of the guidance removes the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and net appreciation or depreciation by general type for all investments. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plans, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. Part III of the guidance reduces the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted. Parts I and II should be applied retrospectively while Part III should be applied prospectively. The Plan adopted ASU 2015-12 for the 2015 plan year. The impact of adopting this Update is reflected on the Statement of Net Assets Available for Benefits and in Notes 3 and 7.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by Voya International Trust Company (Voya) through an agreement dated March 1, 2001. In September 2014, ING National Trust Company became Voya Institutional Trust Company. The Plan’s Personal Brokerage Account investments are administered by T.D. Ameritrade through the Voya Financial platform.

NOTE 4 – TAX STATUS

On September 1, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Voya Institutional Trust Company is the Trustee for the Plan. Voya Financial, Inc. provides recordkeeping and asset segregation services for the Plan. T.D. Ameritrade is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash and is administered by Voya.

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2015 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $1,777,095 and $1,580,040 at December 31, 2015 and 2014, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Accounting guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Plan groups assets recorded at fair value into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cortland ER Stock Fund, Cortland Common Stock and Other Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	December 31, 2015
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$1,660,548	$—	$—	$1,660,548
Mutual funds:
Money market funds	50,321	—	—	50,321
Bond/income funds	3,284,402	—	—	3,284,402
Asset allocation funds	1,270,771	—	—	1,270,771
Balanced funds	396,019	—	—	396,019
Equity funds	3,155,728	—	—	3,155,728
Specialty funds	213,311	—	—	213,311
Global/international funds	534,978	—	—	534,978

Total mutual funds	8,905,530			8,905,530
Personal brokerage accounts:
Non-interest bearing cash	133,378	—	—	133,378
Cortland common stock	116,547	—	—	116,547
Other common stock	498,175	—	—	498,175

Total personal brokerage accounts	748,100	—	—	748,100

Total assets at fair value	$11,314,178	$—	$—	$11,314,178

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

	December 31, 2014
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$1,464,593	$—	$—	$1,464,593
Mutual funds:
Money market funds	86,769	—	—	86,769
Bond/income funds	3,440,438	—	—	3,440,438
Asset allocation funds	1,101,858	—	—	1,101,858
Balanced funds	363,193	—	—	363,193
Equity funds	3,213,650	—	—	3,213,650
Specialty funds	195,850	—	—	195,850
Global/international funds	641,367	—	—	641,367

Total mutual funds	9,043,125			9,043,125
Personal brokerage accounts:
Non-interest bearing cash	27,475	—	—	27,475
Cortland common stock	115,447	—	—	115,447
Other common stock	256,334	—	—	256,334
Mutual funds	167,304	—	—	167,304

Total personal brokerage accounts	566,560	—	—	566,560

Total assets at fair value	$11,074,278	$—	$—	$11,074,278

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Investments in Cortland ER stock fund, other common stock, mutual funds and notes receivable from participants are considered financial instruments. At December 31, 2015 and 2014, the carrying amounts of these financial instruments approximate fair value.

The Cortland Savings and Banking Company 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477

Plan Number: 002

December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	CORTLAND ER STOCK FUND
*	Cortland ER Stock Fund	Unitized Fund	123,519 Units	N/A	$1,660,548

	TOTAL CORTLAND ER STOCK FUND				1,660,548

	MUTUAL FUNDS
	American Funds EuroPacific Growth Fund - Class R-3	Mutual Funds	7,430 Units	N/A	330,651
	American Funds New Perspective Fund - Class R-3	Mutual Funds	5,788 Units	N/A	204,327
	American Funds The Income Fund of America - Class R-3	Mutual Funds	19,644 Units	N/A	396,019
	Baron Growth Fund - Retail Shares	Mutual Funds	2,517 Units	N/A	159,138
	BlackRock Health Sciences Opportunities Portfolio - Inv. A Shares	Mutual Funds	4,395 Units	N/A	213,311
*	Voya Fixed Account - Regular	Mutual Funds	2,927,077 Units	N/A	2,927,077
*	Voya GNMA Income Fund - Class A	Mutual Funds	13,686 Units	N/A	117,020
*	Voya MidCap Opportunities Fund - Class A	Mutual Funds	12,573 Units	N/A	261,264
*	Voya Government Money Market Fund - Class A	Mutual Funds	50,321 Units	N/A	50,321
*	Voya Russell Large Cap Index Portfolio - Class I	Mutual Funds	18,282 Units	N/A	292,513
*	Voya Russell Mid Cap Index Portfolio - Class I	Mutual Funds	4,562 Units	N/A	69,976
*	Voya Russell Small Cap Index Portfolio - Class I	Mutual Funds	4,940 Units	N/A	70,392
	American Century One ChoiceSM 2025 Portfolio - Investor Cl	Mutual Funds	56,742 Units	N/A	754,103
	American Century One ChoiceSM 2030 Portfolio - Investor Cl	Mutual Funds	2 Units	N/A	27
	American Century One ChoiceSM 2035 Portfolio - Investor Cl	Mutual Funds	17,147 Units	N/A	243,142
	American Century One ChoiceSM 2045 Portfolio - Investor Cl	Mutual Funds	13,023 Units	N/A	191,177
	American Century One ChoiceSM 2050 Portfolio - Investor Cl	Mutual Funds	96 Units	N/A	1,136
	American Century One ChoiceSM 2055 Portfolio - Investor Cl	Mutual Funds	5,084 Units	N/A	63,251
	American Century One ChoiceSM In Ret Portfolio - Investor Cl	Mutual Funds	1,482 Units	N/A	17,936
	JPMorgan Large Cap Growth Fund - Class R2 Shares	Mutual Funds	44,509 Units	N/A	1,551,155
	Pioneer Equity Income Fund - Class A Shares	Mutual Funds	11,504 Units	N/A	360,291
	Prudential Total Return Bond Fund - Class Z	Mutual Funds	13,396 Units	N/A	187,007
	Templeton Global Bond Fund - Class R	Mutual Funds	4,607 Units	N/A	53,298
	Victory Sycamore Established Value Fund - Class R	Mutual Funds	6,019 Units	N/A	181,047
	Victory Sycamore Small Company Opportunity Fund - Class R	Mutual Funds	6,223 Units	N/A	209,951

	TOTAL MUTUAL FUNDS				8,905,530

	SELF-DIRECTED BROKERAGE ACCOUNTS
	TD Ameritrade	Self-Directed Account	N/A	N/A	748,100

	TOTAL SELF-DIRECTED BROKERAGE ACCOUNTS				748,100

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	4.25% to 6.00%		—	256,093

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS				256,093

	TOTAL				$11,570,271

*	Denotes party-in-interest transaction as the investment is managed by VOYA Financial.

N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking Company 401(k) Plan

/s/ David J. Lucido	Date: June 21, 2016
David J. Lucido
Senior Vice President and Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.